UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of earliest event reported: **February 15, 2002**

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 N. Main Street, Butte, Montana 59701-9332
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code **(406) 497-5100**

Exhibit Index is found on page 14.

ITEM 2. Disposition of Properties

    Disposition of Utility Operations

On September 29, 2000, Touch America Holdings, Inc. (Touch America Holdings) and The Montana Power Company (MPC) entered into a Unit Purchase Agreement (Agreement), as amended on June 21, 2001, with NorthWestern Corporation (NorthWestern), a South Dakota-based energy company, to purchase MPC's electric (including Colstrip Unit 4) and natural gas utility business, along with other assets, liabilities, commitments, and contingencies. The properties transferred to NorthWestern, by the terms of the Agreement, included electric transmission lines; natural gas transmission lines and natural gas distribution mains; four natural gas storage fields; and other related assets. The sale also included the Milltown Dam near Missoula, Montana (gross capacity of 3 MWs), the power-purchase contracts with qualifying facilities and the leased, 30-percent share of the Colstrip Unit No. 4 generation and transmission assets (30-percent share of gross capacity equal to 241.5 MWs).

The Agreement provided that MPC would restructure itself immediately prior to the sale by also merging with and into its subsidiary, The Montana Power, L.L.C. (MPLLC). In the merger, shareholders of MPC would receive shares of MPLLC's parent, Touch America Holdings. Following the merger, MPLLC would distribute its telecommunications subsidiaries to Touch America Holdings. MPLLC would then be sold to NorthWestern.

On February 13, 2002, in accordance with the Agreement, MPC restructured, in accordance with the Agreement, to facilitate the sale of the utility operations. As stated above, under the restructuring, MPC merged into MPLLC, which then transferred its telecommunications operations to Touch America Holdings, leaving MPLLC with only the utility operations. On February 15, 2002, MPLLC was sold to NorthWestern and the divestiture of the utility operations was completed, leaving Touch America Holdings as a stand-alone telecommunications company.

The sale of MPLLC closed on February 15, 2002, with consideration of $1,090,000,000, which consisted of cash of $602,000,000 and NorthWestern's assumption of $488,000,000 of debt.

For purposes of preparing our pro forma financial position as of September 30, 2001, we reduced the cash proceeds by approximately $99,300,000 to reflect the terms of the Agreement and the redemption of MPC's Preferred Stock, $6.00 Series and Preferred Stock, $4.20 Series. For more information on the pro forma financial statement adjustments, see the "Notes to the Pro Forma Financial Statements" section of this 8-K.

For further information on the sale of MPLLC, the terms and events leading to the sale, and the accounting implications of the transaction, see the following sections of MPC's 2000 Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on April 10, 2001: (a) Part I, Item 1, "Business, Decision to Restructure Our Business, Pending Sale of The Montana Power, L.L.C./Utility Business;" (b) Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations;" and (c) Part II, Item 8, "Financial Statements and Supplementary Data, Note 2, Decision to Sell Energy Businesses," under "Continuing/Discontinued Operations" and "Status of Sales of Remaining Energy Businesses, The Montana Power, L.L.C./Utility Business," and MPC's Current Report on Form 8-K dated November 19, 2001. Additional information with respect to this transaction is included in the press release that Touch America Holdings issued on February 15, 2002, excerpts from which are attached as Exhibit 99.

ITEM 7. Financial Statements and Exhibits

Unaudited Pro Forma Financial Information

The following unaudited pro forma consolidated financial information illustrates the effects of the sale of MPC's utility operations as discussed above in Item 2, "Disposition of Properties." The unaudited pro forma consolidated statements of income for the years ended December 31, 2000, 1999 and 1998 and for the nine months ended September 30, 2001, were prepared as if the sale occurred as of the beginning of each period presented, but exclude nonrecurring items of MPLLC relating to the sale. The unaudited pro forma consolidated balance sheet at September 30, 2001, was prepared as if the sale of MPLLC occurred on September 30, 2001. None of the unaudited pro forma consolidated financial information includes any returns that we might have earned on the sales proceeds.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to (i) represent what our results of operations or financial position would have been had the transaction described in fact occurred at the beginning of the periods or on the date indicated, or (ii) project our results of operations or financial position for any future period or date. The pro forma disposition adjustments are based upon available information that we believe is reasonable under the circumstances.

The following unaudited pro forma consolidated financial information, therefore, is dependent on the assumptions described in the footnotes and should be read in conjunction with (a) MPC's audited consolidated financial statements for the year ended December 31, 2000, including footnotes, as contained in MPC's 2000 Annual Report on Form 10-K, (b) MPC's Current Report on Form 8-K dated November 19, 2001, and (c) MPC's unaudited consolidated financial statements for the nine months ended September 30, 2001, including footnotes, as contained in our third quarter 2001 report on Form 10-Q.

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2001

		Pro Forma Adjustments		
		Utility Operations and		
	September 30, 2001	Preferred Redemption	Continental Energy Services	Pro Forma Results
	Note 1	Note 3	Note 4	
	(Thousands of Dollars, except per share amounts)			
REVENUES	$ 968,303	$ (536,306)	$ (143)	$ 431,854
EXPENSES:				
Operations and maintenance	705,693	(417,773)	(1)	287,919
Selling, general, and administrative	135,427	(45,933)	(851)	88,643
Taxes other than income taxes	52,808	(40,996)	7	11,819
Depreciation and amortization	74,749	(42,765)	(2)	31,982
	968,677	(547,467)	(847)	420,363
INCOME (LOSS) FROM CONTINUING OPERATIONS	(374)	11,161	704	11,491
INTEREST EXPENSE AND OTHER INCOME:				
Interest	23,151	(21,368)	(36)	1,747
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust	4,119	(4,119)	–	–
Other (income) deductions – net	(34,746)	49,144	6,278	20,676
	(7,476)	23,657	6,242	22,423
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	7,102	(12,496)	(5,538)	(10,932)
INCOME TAX EXPENSE (BENEFIT)	7,423	(8,935)	(2,240)	(3,752)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(321)	(3,561)	(3,298)	(7,180)
DIVIDENDS ON PREFERRED STOCK	2,847	(907)	–	1,940
NET INCOME (LOSS) FROM CONTINUING OPERATIONS AVAILABLE FOR COMMON STOCK	$ (3,168)	$ (2,654)	$ (3,298)	$ (9,120)
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	103,776			103,776
BASIC LOSS FROM CONTINUING OPERATIONS PER SHARE OF COMMON STOCK	$ (0.03)			$ (0.09)
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	103,776			103,776
DILUTED LOSS FROM CONTINUING OPERATIONS PER SHARE OF COMMON STOCK	$ (0.03)			$ (0.09)

The accompanying notes are an integral part of this financial information.

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2000

		Pro Forma Adjustments			
	December 31, 2000	Utility Operations and Preferred Redemption	Continental Energy Services	Qwest Acquisition	Pro Forma Results
	Note 1	Note 3	Note 4	Note 5	
	(Thousands of Dollars, except per share amounts)				
REVENUES	$ 999,708	$ (675,379)	$ (1,000)	$ 155,027	$ 478,356
EXPENSES:					
Operations and maintenance	612,712	(433,030)	(10)	86,311	265,983
Selling, general, and administrative	171,373	(90,855)	(959)	30,554	110,113
Taxes other than income taxes	60,991	(55,627)	(1)	346	5,709
Depreciation and amortization	77,026	(54,123)	(480)	8,325	30,748
	922,102	(633,635)	(1,450)	125,536	412,553
INCOME (LOSS) FROM CONTINUING OPERATIONS	77,606	(41,744)	450	29,491	65,803
INTEREST EXPENSE AND OTHER INCOME:					
Interest	34,408	(30,566)	(31)	-	3,811
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust	5,492	(5,492)	-	-	-
Other income - net	(72,085)	9,167	58,954	-	(3,964)
	(32,185)	(26,891)	58,923	-	(153)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	109,791	(14,853)	(58,473)	29,491	65,956
INCOME TAX EXPENSE (BENEFIT)	33,598	1,406	(20,870)	11,549	25,683
NET INCOME FROM CONTINUING OPERATIONS	76,193	(16,259)	(37,603)	17,942	40,273
DIVIDENDS ON PREFERRED STOCK	3,690	(1,210)	-	-	2,480
NET INCOME FROM CONTINUING OPERATIONS AVAILABLE FOR COMMON STOCK	$ 72,503	$ (15,049)	$ (37,603)	$ 17,942	$ 37,793
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC (000)	105,451				105,451
BASIC EARNINGS FROM CONTINUING OPERATIONS PER SHARE OF COMMON STOCK	$ 0.69				$ 0.36
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED (000)	106,353				106,353
DILUTED EARNINGS FROM CONTINUING OPERATIONS PER SHARE OF COMMON STOCK	$ 0.68				$ 0.36

The accompanying notes are an integral part of this financial information.

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1999

	December 31, 1999	Pro Forma Adjustments		Pro Forma Results
		Utility Operations	Continental Energy Services	
	Note 1	Note 3	Note 4	
	(Thousands of Dollars, except per share amounts)			
REVENUES...................................	$ 777,172	$(690,012)	$ (1,310)	$ 85,850
EXPENSES:				
Operations and maintenance	370,870	(335,634)	(258)	34,978
Selling, general, and administrative	116,864	(91,815)	(1,188)	23,861
Taxes other than income taxes	71,933	(68,129)	(2)	3,802
Depreciation and amortization	79,576	(70,125)	(414)	9,037
	639,243	(565,703)	(1,862)	71,678
INCOME (LOSS) FROM CONTINUING OPERATIONS......	137,929	(124,309)	552	14,172
INTEREST EXPENSE AND OTHER INCOME:				
Interest	41,593	(38,873)	(18)	2,702
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust	5,492	(5,492)	–	–
Other (income) deductions – net	(38,407)	(5,893)	26,687	(17,613)
	8,678	(50,258)	26,669	(14,911)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	129,251	(74,051)	(26,117)	29,083
INCOME TAX EXPENSE............................	30,830	(10,331)	(8,184)	12,315
NET INCOME FROM CONTINING OPERATIONS.........	98,421	(63,720)	(17,933)	16,768
DIVIDENDS ON PREFERRED STOCK.................	3,690	–	–	3,690
NET INCOME FROM CONTINUING OPERATIONS AVAILABLE FOR COMMON STOCK	$ 94,731	$ (63,720)	$ (17,933)	$ 13,078
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	109,795			109,795
BASIC EARNINGS FROM CONTINUING OPERATIONS PER SHARE OF COMMON STOCK	$ 0.86			$ 0.12
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	110,553			110,553
DILUTED EARNINGS FROM CONTINUING OPERATIONS PER SHARE OF COMMON STOCK	$ 0.86			$ 0.12

The accompanying notes are an integral part of this financial information.

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1998

| | | Pro Forma Adjustments | | |
	December 31, 1998	Utility Operations	Continental Energy Services	Pro Forma Results
	Note 1	Note 3	Note 4	
	(Thousands of Dollars, except per share amounts)			
REVENUES .... $	770,957	$(680,716)	$ (1,296)	$ 88,945
EXPENSES:				
Operations and maintenance	366,400	(338,773)	(750)	26,877
Selling, general, and administrative	98,239	(69,498)	(1,760)	26,981
Taxes other than income taxes	67,088	(63,238)	(1)	3,849
Depreciation and amortization	85,245	(71,799)	(6,316)	7,130
	616,972	(543,308)	(8,827)	64,837
INCOME (LOSS) FROM CONTINUING OPERATIONS	153,985	(137,408)	7,531	24,108
INTEREST EXPENSE AND OTHER INCOME:				
Interest	59,373	(50,560)	(58)	8,755
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust	5,492	(5,492)	–	–
Other (income) deductions – net	(103,419)	(2,293)	93,363	(12,349)
	(38,554)	(58,345)	93,305	(3,594)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	192,539	(79,063)	(85,774)	27,702
INCOME TAX EXPENSE	66,843	(26,097)	(31,003)	9,743
NET INCOME FROM CONTINING OPERATIONS	125,696	(52,966)	(54,771)	17,959
DIVIDENDS ON PREFERRED STOCK	3,690	–	–	3,690
NET INCOME FROM CONTINUING OPERATIONS AVAILABLE FOR COMMON STOCK .... $	122,006	$ (52,966)	$ (54,771)	$ 14,269
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	109,962			109,962
BASIC EARNINGS FROM CONTINUING OPERATIONS PER SHARE OF COMMON STOCK .... $	1.11			$ 0.13
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	110,156			110,156
DILUTED EARNINGS FROM CONTINUING OPERATIONS PER SHARE OF COMMON STOCK .... $	1.11			$ 0.13

The accompanying notes are an integral part of this financial information.

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2001

ASSETS

	September 30, 2001 Note 1	Consolidated Reclassifi-cations Note 2	Utility Operations and Preferred Redemption Note 3	Pro Forma Results
	(Thousands of Dollars)			
CURRENT ASSETS:				
Cash and cash equivalents.......	$ 18,518	$ -	$ 502,690	$ 521,208
Accounts receivable, net of allowances	326,178	-	(54,730)	271,448
Materials and supplies (principally at average cost) ..	14,118	-	(11,508)	2,610
Prepayments and other assets......	60,653	-	(51,214)	9,439
Prepaid income taxes	34,667	2,896	-	37,563
Deferred income taxes............	18,134	-	(17,055)	1,079
	472,268	2,896	368,183	843,347
PROPERTY PLANT AND EQUIPMENT:				
Plant, less accumulated depreciation and amortization ..	2,000,362	-	(1,092,179)	908,183
	2,000,362		(1,092,179)	908,183
OTHER ASSETS:				
Intangibles, net of amortization..	25,724	-	(7,560)	18,164
Telecommunications investments....	44,658	-	-	44,658
Other investments................	32,740	-	(25,439)	7,301
Regulatory assets related to income taxes	56,929	-	(56,929)	-
Regulatory assets - other.........	164,570	-	(164,570)	-
Deferred income taxes............	11,924	86,422		98,346
Other...........................	26,068	-	2,283	28,351
	362,613	86,422	(252,215)	196,820
TOTAL ASSETS	$ 2,835,243	$ 89,318	$ (976,211)	$ 1,948,350

The accompanying notes are an integral part of this financial information.

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	September 30, 2001	Consolidated Reclassifi-cations	Utility Operations and Preferred Redemption	Pro Forma Results
	Note 1	Note 2	Note 3	
	(Thousands of Dollars)			
CURRENT LIABILITIES:				
Accounts payable...................$	176,469	$ –	$ (37,162)	$ 139,307
Dividends payable.................	1,460	–	(1,460)	–
Income taxes payable..............	–	2,896	116,397	119,293
Other taxes payable...............	58,935	–	(40,195)	18,740
Regulatory liability – oil and natural gas sale	30,427	–	(30,427)	–
Short-term borrowing..............	74,600	–	(74,600)	–
Current portion of deferred revenue	36,093	–	(3,340)	32,753
Long-term debt due within one year	262,169	–	(3,399)	258,770
Interest accrued..................	7,803	–	(7,430)	373
Other current liabilities........	58,373	–	(45,406)	12,967
	706,329	2,896	(127,022)	582,203
LONG-TERM LIABILITIES:				
Deferred income taxes.............	–	86,422	(86,422)	–
Investment tax credits............	12,829	–	(12,829)	–
Deferred revenue..................	218,929	–	(41,669)	177,260
Regulatory liability - net proceeds from the generation sale in excess of book value	215,194	–	(215,194)	–
Other deferred credits............	124,403	–	(114,596)	9,807
	571,355	86,422	(470,710)	187,067
LONG-TERM DEBT:				
Long-term debt....................	306,187	–	(293,521)	12,666
Company obligated mandatorily redeemable preferred securities of subsidiary trust which holds solely company junior subordinated debentures	65,000	–	(65,000)	–
	371,187	–	(358,521)	12,666
SHAREHOLDERS' EQUITY:				
Preferred stock...................	57,654	–	(21,574)	36,080
Common stock......................	705,601	–	–	705,601
Treasury stock....................	(205,656)	–	–	(205,656)
Unallocated stock held by trustee for retirement savings plan	(13,751)	–	–	(13,751)
Retained earnings.................	644,670	–	1,616	646,286
Accumulated other comprehensive income	(2,146)	–	–	(2,146)
	1,186,372	–	(19,958)	1,166,414
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............$	2,835,243	$ 89,318	$ (976,211)	$ 1,948,350

The accompanying notes are an integral part of this financial information.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

NOTE 1 - PRO FORMA INCOME STATEMENTS AND BALANCE SHEET

The unaudited pro forma consolidated statements of income for the years ended December 31, 2000, 1999 and 1998 begin with the consolidated financial statements from MPC's audited consolidated financial statements as of each of the three years in the period ended December 31, 2000, as reported on MPC's Annual Report on Form 10-K filed with the SEC on April 10, 2001, and MPC's Current Report on Form 8-K dated November 19, 2001. These consolidated financial statements reflect discontinued operations accounting treatment for MPC's former oil and natural gas operations and MPC's former coal operations.

The September 30, 2001 unaudited pro forma consolidated statement of income and balance sheet begin with the consolidated financial statements from MPC's Quarterly Report on Form 10-Q for the quarter ended September, 30, 2001 filed with the SEC on November 14, 2001. These consolidated financial statements also reflect discontinued operations accounting treatment for MPC's former oil and natural gas operations and MPC's former coal operations. In addition, they reflect the sale of MPC's independent power production business, Continental Energy. MPC's Board of Directors (Board)approved a definitive agreement to sell MPC's former oil and natural gas operations on August 22, 2000, and approved a definitive agreement to sell MPC's former coal operations on September 14, 2000. Both agreements were subject to customary closing conditions. MPC applied discontinued operations accounting treatment to both of these operations effective on these dates. On September 19, 2000, MPC's Board approved a definitive agreement to sell Continental Energy. As discussed below in Note 4, "Continental Energy Services", Continental Energy was not previously afforded discontinued operations accounting treatment. MPC sold the oil and natural gas operations on October 31, 2000, Continental Energy on February 21, 2001, and the coal operations on April 30, 2001 and, therefore, balances related to these operations are not reflected on the September 30, 2001 unaudited pro forma consolidated balance sheet.

NOTE 2 – CONSOLIDATED RECLASSIFICATIONS

The "Consolidated Reclassifications" column of Touch America Holdings' unaudited pro forma consolidated balance sheet reflects the following reclassifications:

- Income tax liabilities with a net debit balance related to the utility operations were reclassified to current assets as prepaid income taxes; and

- Deferred tax liabilities with a net debit balance related to the utility operations were reclassified to other assets as deferred income tax assets.

NOTE 3 – UTILITY OPERATIONS AND PREFERRED REDEMPTION

The "Utility Operations and Preferred Redemption" column of Touch America Holdings' unaudited pro forma consolidated statements of income and the "Utility Operations and Preferred Redemption" column of Touch America Holdings' balance sheet reflects the sale and removal of the utility operations, including Colstrip Unit 4. These adjustments exclude indirect general corporate overhead costs associated with, but not directly attributable to, the utility operations. In accordance with generally accepted accounting principles, these expenses must remain with continuing operations and, therefore, are classified as part of Touch America Holdings' operating results. These adjustments also include an income tax provision calculated as if the utility operations were on a stand-alone basis.

In addition, in accordance with the Agreement, we included the following adjustments:

Cash Adjustments

Cash was adjusted to approximate a purchase price of $502,700,000 reflecting the following:

- gross proceeds of $602,000,000;

- less approximately $27,200,000 in estimated transaction costs;

- less regulatory amounts of approximately $27,900,000 that we have agreed to share with natural gas utility rate payers;

- less approximately $20,000,000 representing a stipulation agreement whereby we agreed with Northwestern to fund an account that will be used solely for electric distribution customers;

- less approximately $47,600,000, which, together with existing cash on the utility books of approximately $6,500,000, represents the net after-tax cash proceeds from the December 1999 generation sale that remains with MPLLC;

- plus approximately $51,500,000, which, together with existing debt on the utility books of approximately $436,500,000, represents total debt of $488,000,000 assumed by NorthWestern.

In addition, proceeds received were reduced by approximately $21,600,000 to redeem the Preferred Stock, $6.00 Series and Preferred Stock, $4.20 Series, as discussed below.

Other Adjustments

- Touch America Holdings assumed all obligations or assets relating to current taxes; and

- Long-term debt was adjusted to reflect the transfer of the Employee Stock Ownership Plan to Touch America Holdings.

After-Tax Increase to Retained Earnings

We have reflected the difference between the net pro forma cash proceeds, approximately $502,700,000 as discussed above, and the net book value of the utility business sold to NorthWestern, based on September 30, 2001 account balances, as an after-tax increase of $1,600,000 to retained earnings on the pro forma consolidated balance sheet. This adjustment to retained earnings has fluctuated significantly through the closing of the sale. It does not represent, therefore, the actual gain or loss on the sale of the utility business. The actual gain or loss is dependent on many variables, including the results of operations of the utility business and actual distributions and equity transactions between the utility business and affiliated companies from September 30, 2001 through the closing of the sale.

Redemption of Preferred Stock

We have reduced preferred dividends on the unaudited pro forma consolidated statements of income and the balance of preferred stock on the unaudited pro forma consolidated balance sheet to reflect the redemption of the Preferred Stock, $6.00 Series and Preferred Stock, $4.20 Series, using approximately $21,600,000 of the proceeds received from the sale of the energy businesses.

NOTE 4 – CONTINENTAL ENERGY SERVICES

The "Continental Energy Services" column of Touch America Holdings' unaudited pro forma consolidated statements of income reflects the sale and removal of Continental Energy operations as if it occurred at the beginning of each period presented. Historically, both Continental Energy and Colstrip Unit 4 comprised the independent power group segment. Because Colstrip Unit 4 was included in the sale of the utility operations, which required shareholder and regulatory approval, the entire independent power group segment was not previously afforded discontinued operations accounting treatment. Since this unaudited pro forma presentation illustrates the effect of the sale of the utility business to NorthWestern, Continental Energy has been afforded discontinued operations accounting treatment. This discontinuance is reflected by the removal of Continental Energy's operations, excluding indirect general corporate overhead costs associated with, but not directly attributable to, Continental Energy's operations. As discussed above, these expenses must remain with continuing operations and, therefore, are classified as part of Touch America Holdings' operating results. These adjustments also include an income tax provision calculated at the statutory rate.

NOTE 5 - ACQUISITION OF PROPERTIES FROM QWEST

The "Qwest Acquisition" column of Touch America Holdings' unaudited pro forma consolidated statements of income for the year ended December 31, 2000 reflects the acquisition of Qwest Communications International Inc.'s (Qwest) divested businesses accounted for under purchase accounting methodology. These amounts, representing the operating results of Qwest's divested businesses, along with applicable pro forma adjustments, were included in MPC's Form 8-K/A filed with the SEC on September 15, 2000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in MPC's Annual Report on Form 10-K for the year ended December 31, 2000, at Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, a duly authorized signatory.

                                        TOUCH AMERICA HOLDINGS, INC.
                                        _____
                                                  (Registrant)

                              By /s/ J. P. Pederson
                                  _____
                                  J. P. Pederson
                                  Vice Chairman and Chief Financial
                                    Officer

Dated: February 28, 2002

Exhibit Index

Exhibits

99   Press Release "Telecom Company Touch America Completes Transformation, Emerges as Broadband Network and Services Entity"

Exhibits Incorporated by Reference

		Previous Filing	Previous Exhibit Designation
10	Unit Purchase Agreement	1-4566 Form 10-Q for the Quarter Ended September 30, 2000 (filed November 14, 2000)	10(d)
		1-4566 Form 10-Q/A for the Quarter Ended September 30, 2000 (filed April 9, 2001)	10(d)
10	Unit Purchase Agreement and Amendment No. 1	Definitive Proxy Statement Dated July 13, 2001	Annex B

Exhibit 99

EXCERPTS FROM PRESS RELEASE DATED FEBRUARY 15, 2002

TELECOM COMPANY TOUCH AMERICA COMPLETES TRANSFORMATION, EMERGES AS BROADBAND NETWORK AND SERVICES ENTITY

BUTTE, MT (February 15, 2002)– Touch America Holdings, Inc. (NYSE:TAA) announced today it has completed its transition to a stand-alone fiber-optic network and broadband products and services telecommunications company with the sale of its Montana electric and natural gas utility subsidiary to NorthWestern Corporation (NYSE:NOR).

The Montana Power Company announced on March 28, 2000, it would divest all of its energy companies, including its utility, to focus on the fiber-optic network and broadband products and services business under Touch America. The sale of the utility today completes the divestiture process and results in Touch America becoming a stand-alone company.

Touch America presently owns and operates a 23,000-route-mile, state-of-the-art, high-speed fiber-optic network that is expected to span 26,000-route miles, cross 40 states, and reach more than 140 major cities in 2002. Touch America serves some 300,000 wholesale, commercial and consumer customers with a variety of products and services for transporting voice, data and video by means of ATM/Frame and IP protocols and private line applications. Touch America also provides Internet and, with a partner, managed security services. Touch America has more than 800 employees in 21 offices in 17 states and the District of Columbia.

NorthWestern paid Touch America $602 million in cash and assumed $488 million in debt for the electric and natural gas transmission and distribution company that spans the western two-thirds of Montana. The cash will be used by Touch America to eliminate debt, buy back two issues of MPC preferred stock and for ongoing business purposes.

Forward-looking information is subject to risk and uncertainty. Portions of this document may constitute "forward-looking statements" as defined by federal law. Although the companies believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. Additional information about issues that could lead to material changes in performance are contained in MPC's Annual Reports on Form 10-K filed with the Securities and Exchange Commission.